LASHOU GROUP INC.

June 19, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Ms. Celeste M. Murphy, Branch Chief (Legal)

Ms. Kate Beukenkamp, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                           LaShou Group Inc.’s Request to Withdraw

Registration Statement on Form F-1, File No. 333-177596 and

Registration Statement on Form F-6, File No. 333-177813

Dear Mr. Larry Spirgel, Ms. Celeste M. Murphy and Ms. Kate Beukenkamp:

LaShou Group Inc. (the “Company”) hereby requests withdrawal of Registration Statement on Form F-1, File No. 333-177596 and Registration Statement on Form F-6, File No. 333-177813 (the “Registration Statements”), including all amendments and exhibits thereto, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), effective as of the date hereof or as soon thereafter as practicable.

The Company has determined not to proceed at this time with the offering and sale of securities covered by the Registration Statements. The Company hereby confirms that it has not sold any securities in connection with the Registration Statements. The Company requests that the Commission consent to this application on grounds that the withdrawal of the Registration Statements is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

(Signature page follows)

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be singed on its behalf by the undersigned, thereunto duly authorized.

Very Truly Yours,

LaShou Group Inc.

By:

/s/ Bo Wu
Name: Bo Wu
Title: Chairman and Chief Executive Officer

[Signature page to the Registration Withdrawal Request]